AgEagle Aerial Systems, Inc.

117 S. 4th Street

Neodesha, Kansas 66567

June 28, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AgEagle Aerial Systems Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-225216)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we request that the above-captioned registration statement, together with all exhibits (the “Registration Statement”), be immediately withdrawn.

The Company is requesting withdrawal of the Registration Statement because it has determined to not seek a shelf registration at this time. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein as it was never declared effective by the Commission.

If you have any questions or require further information, please contact Tahra Wright of Loeb & Loeb LLP, our counsel, at (212) 407-4122.

Very truly yours,

AgEagle Aerial Systems Inc.

By: /s/ Nicole Fernandez-McGovern

Name: Nicole Fernandez-McGovern

Title: Chief Financial Officer